SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

ID GLOBAL SOLUTIONS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

45112X107

(CUSIP Number)

David S. Jones

160 East Lake Brantley Drive

Longwood, Florida 32779

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 12, 2002

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 5 Pages)

CUSIP No. 45112X107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS: David S. Jones

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	7	SOLE VOTING POWER 17,626,072 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,626,072 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,626,072 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON* David S. Jones: IN

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 17,626,072 shares of common stock, which such shares of common stock are held directly by the Reporting Person.

(2) Percentage of class calculated based on an aggregate of 238,289,125 shares issued and outstanding, after giving effect to the transactions described in Item 4 of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of ID Global Solutions Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 160 East Lake Brantley Drive, Longwood, Florida 32779.

Item 2. Identity and Background.

This statement is being filed by and on behalf of David S. Jones (“Reporting Person”).

The address of the principal office of the Reporting Person is c/o ID Global Solutions Corporation, 160 East Lake Brantley Drive, Longwood, Florida 32779.

The Reporting Person serves as a Director of the Issuer which is principally involved in the development of biometric products and solutions for global government, enterprise, and consumer markets with a focus on biometric handheld identification and biometric mobile payment.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 21, 2012, the Reporting Person was issued 9,600,000 shares of common stock in connection with noncash compensation and expenses.

On December 21, 2012, the Company issued 1,000,000 shares of common stock to the Reporting Person in consideration of services as an executive officer and the sole director of the Company.

On January 2, 2013, the Reporting Person was issued 160,000 shares of common stock in connection with noncash compensation and expenses.

On June 14, 2013, the Reporting Person was issued 74,549 shares of common stock in connection with noncash compensation and expenses.

On August 3, 2016, the Reporting Person returned 1,373,477 shares of common stock to Issuer for cancellation.

On September 9, 2016, the Reporting Person was issued 6,791,523 shares of common stock in connection with the return of 1,373,477 (see above). Stock Certificate 1008 issued on 11/21/12 in the amount of 8,165,000 was reduce by 1,373,477 shares and reissued under Stock Certificate number 1235 in the amount of 6,791,523. The original issuance was connected with noncash compensation and expenses.

On August 12, 2013, the Company acquired Innovation in Motion Inc., a Florida corporation ("IIM"), in a stock-for-stock transaction (the “Acquisition”). As a result of the Acquisition, the Company acquired 100% of IIM and issued 156,603,323 shares of common stock in consideration thereof. In connection therewith, the Reporting Person acquired 19,434,549 shares of common stock of the Company (the "Shares").

The issuance of the Shares was made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Reporting Person did not acquire beneficial ownership of the Shares with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of November 30, 2016, the Reporting Person beneficially owned an aggregate of 17,626,072 or 6.9% of Issuer’s common stock.

Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization among IIM Global Corporation and Innovation in Motion dated August 13, 2013 (1)

(1) Incorporated by reference to the Form 8-K Current Report filed August 13, 2013

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 23, 2017	/s/ David S. Jones
David S. Jones

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